Exhibit 3

590 Madison Avenue, 39th Floor

New York, New York 10022

August 12, 2022

Mr. Benjamin Piggott

EF Hutton SPV I LLC

2 Sea Wall Lane

Bayville, New York 11709

Dear Mr. Piggott,

EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”) is pleased to present its preliminary indication of interest to EF Hutton SPV I LLC (“SPVI”) to potentially raise $30MM-$35MM in a private equity offering of SPVI securities (the “Equity Financing”), in connection with SPVI’s proposal to acquire (the “Acquisition”) all of the issued and outstanding shares of Laird Superfood, Inc. (the “Target”) and to fund expenses of SPVI associated with the Acquisition.

We expect that the Equity Financing should attract positive interest with our clients. EF Hutton is therefore highly confident that the Equity Financing can be arranged subject to the terms of this letter and we believe that we should be able to work expeditiously with you towards completing the Acquisition based on our understanding of the capital markets and industry sector.

This letter of interest is subject to customary conditions, including, amongst others: (i) satisfactory determination of the structure of the Acquisition and the terms and conditions of the Equity Financing, (ii) satisfactory completion of due diligence, including but not limited to our review of the Target’s historical financials (iii) no material adverse change in the capital and/or broader financing markets or in the business, financial condition, assets or prospect of the Target, and (iv) execution of documentation relating to the Acquisition and the Equity Financing in a form satisfactory to EF Hutton.

EF Hutton has raised gross proceeds of approximately $10.0 billion across more than 186 transactions since founding EF Hutton in May of 2020. Since January 2021, EF Hutton has successfully brought public 41 SPACs, totaling over $4.8 billion in aggregate gross proceeds. EF Hutton’s emphasis on quality diligence and trusted partnerships has created a continuously expanding ecosystem of high-quality small and mid-cap corporations.

Mr. Benjamin Piggott

EF Hutton SPV I LLC

August 12, 2022

Page two

This letter of interest is issued for your benefit only and no other person or entity may rely on it, except that you may disclose a copy to the Target, subject always to the terms of this letter and on the basis that the Target and its advisers may place no reliance on it. EF Hutton shall not be responsible or liable to you or to any other person or entity for any damages or loss that may be alleged as a result of this letter.

This letter is not intended to create legal relations between us and is not an offer of financing or a commitment with respect to the Equity Financing or any other financing and creates no obligation or liability on EF Hutton to provide, arrange, underwrite or participate in any financing.

We look forward to working with you to complete the Equity Financing and the Acquisition.

EF Hutton, division of Benchmark Investments, LLC

/s/ Sam Fleischman
Sam Fleischman, Supervisory Principal